

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

James Durward
Director and Principal Executive Officer
FuLuCai Productions Ltd.
3632 – 13 Street SW
Calgary, AB Canada T2T 3R1

> **Re: FuLuCai Productions, Ltd.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed August 3, 2010**
> **File No. 333-166949**

Dear Mr. Durward:

We have reviewed the response to our letter dated July 22, 2010 and have the following additional comments.

General

1. We note your response to prior comment 2 and reissue; we were unable to locate a marked version of the registration statement filed on EGDAR for this amendment.

Prospectus Summary, page 6

2. Revise to indicate that you do not know how you will generate revenues from your proposed business.

3. Revise the fifth paragraph to describe your arrangement with Mr. MacLeod so that investors understand what services he is providing you. Also, include a risk factor describing the fact that your arrangement with Mr. MacLeod is oral only.

The Offering, page 7

4. Please revise the third sentence to clarify that there is no minimum purchase requirement for each individual investors. Your present disclosure suggests that the entire offering has no minimum, which appears inconsistent with its nature as an all or nothing offering.

Signatures, page 42

5. We note your response to prior comment 14 and reissue. Please note that if a person signing serves in more than one of the specified capacities, each capacity in which that person signs should be indicated. Refer to Instruction 2 to Signatures on Form S-1.

Exhibit 10.5

6. Please refile the revised subscription agreement as Exhibit 99.1 in your next amendment. Refer to Item 601(b)(99) of Regulation S-K.

7. Please remove the fifth and sixth sentences of the second bolded paragraph on page 3 as these are inappropriate representations and warranties for an investor in a public offering.

8. In this regard, please refer to Paragraphs 4(a) and (b). Please note that representations and warranties regarding the Buyer's opportunity to verify the information contained in the prospectus are inappropriate. If there is additional material information about the investment, please put it in the prospectus. Accordingly, please delete these paragraphs.

9. Refer to Paragraphs 4(f), (g), (h), and (l). Please note that representations and warranties regarding the Buyer's ability to bear the economic risks and potential total loss of an investment are inappropriate. Accordingly, please delete these paragraphs.

10. Please remove paragraph 4(m) as the company may not suggest that investors in a public offering are giving up any rights based upon the subscription agreement.

11. Refer to Paragraph 4(n). Please note that an agreement by the Buyer to indemnify and hold harmless the company and its officers, directors, employees and agents is inappropriate, and in our view, contrary to public policy. Accordingly, please delete this paragraph.

12. Please revise Paragraph 6 to remove the implication that you are disclaiming your obligations under the federal securities laws that are not specifically addressed in the subscription agreement.

13. We note the questionnaire on page 11 and several paragraphs in the agreement contemplate that this offering will involve only accredited investors. These provisions do not appear applicable to your public offering. Please revise or advise.

Age of Financial Statements

14. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consents

15. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (212) 980-5192
        Peter J. Gennuso, Esq.
        Gersten Savage LLP